

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-mail
Lowry Barfield
Senior Vice President – Legal, General Counsel and Secretary
Western Refining Logistics, LP
123 W. Mills Avenue
El Paso, TX 79901

>   **Re: Western Refining Logistics, LP**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 5, 2013**
>   **File No. 333-190135**

Dear Mr. Barfield:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments.

2.   We have received your application for confidential treatment of portions of Exhibits 10.5 and 10.6. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until any issues relating to the confidential treatment application have been resolved.

<u>The Offering, page 12</u>

<u>Cash Available for Distribution, page 13</u>

3.   We note your statement on page 14 that you will have sufficient available cash to pay the minimum quarterly distribution on all of your common units and subordinated units for each quarter in the twelve months ending September 30, 2014. Please reconcile this with your added disclosure on page 66 that during the three-month period ending March 31, 2014, Western is scheduled to conduct a planned maintenance turnaround at its El Paso Refinery and as such, you may not have enough cash available to allow you to pay cash distributions at the minimum quarterly distribution rate on all of your units. Provide similar disclosure regarding the El Paso Refinery planned maintenance in other applicable places in your document, such as in the risk factor entitled "We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses…"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-4411 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief